UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE
4TH QTR2022

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

2

3

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDERS' EQUITY

On December 12, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 455 million as Interest on Shareholders' Equity ("IoE"). The payment was made on January 24, 2023. Furthermore, additional supplementary dividends will be proposed for the year 2022, in the amount of R$ 600 million, to be approved at the Company's Annual General Meeting.

NEW INTERIM CFO/ IRO

In January 2023, TIM announced that the Company's Board of Directors elected Mr. Alberto Mario Griselli, Chief Executive Officer ("CEO") of the Company, to assume the positions of Chief Financial Officer ("CFO") and Investor Relations Officer ("IRO"), on an interim basis, as of February 1st, 2023. Therefore, the positions of CEO, CFO and IRO will be temporarily accumulated by Mr. Griselli.

NEW STRATEGIC PARTNERSHIP: E-HEALTH SERVICES

On this date, 02/09/2023, TIM announces a new partnership targeting the health sector. In an agreement signed with Grupo Cartão de Todos, which has as its main service the access to the largest network of popular medical clinics in Brazil, TIM will offer to its customers an exclusive discount platform. This will allow users to make use of various health services with discounts, such as consultations (face-to-face and virtual - telemedicine), medical examinations and purchase of medication, upon a monthly subscription. The service will be launched with a "freemium" offer so that new clients can experience the benefits before committing. The partnership also allows TIM to exploit telecommunications services offers to the millions of customers registered in the *Cartão de Todos* program. The commercial launch of the partnership is expected for the second half of 2023.

4

FINANCIAL PERFORMANCE

OPERATING REVENUE

Strong operating performance leading to robust double-digit growth in Net Revenues

* Net Revenue normalized by the temporary inefficiency effect of PIS/COFINS as a result of the contract between TIM S.A. and Cozani (+R$ 49.6 million in 4Q22). SPE Cozani should be incorporated over the next few months as part of the integration process of the assets acquired from Oi Móvel S.A.

In 4Q22, Normalized Net Revenue increased by 22.4% YoY, totaling R$ 5,874 million, a result that was reached with the contribution of all our main business lines: (i) Mobile Service Revenue (+22.7% YoY), driven by the acquisition of Oi's mobile assets and the Company's strategy to monetize its customer base; (ii) Fixed Service Revenue (+9.1% YoY), mainly driven by the consistent growth of TIM UltraFibra (formerly TIM Live) (+10.3% YoY); and (iii) Handset Revenue (+36.8% YoY), which had a strong positive result due to a better sales mix of products and the successful Black Friday and Christmas campaigns. In 2022, Normalized Total Net Revenue grew by 19.5% YoY, totaling R$ 21,580 million, driven by the items indicated above.

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Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (MSR) reached R$ 5,305 million in 4Q22, up by 22.7% YoY. This positive performance was mainly driven by revenues generated with the mobile base acquired from Oi and the performance achieved by the Prepaid and Postpaid segments in the quarter. Normalized Mobile ARPU (Average Monthly Revenue Per User) reached R$ 26.9 in the quarter (-3.2% YoY), still impacted by the dilution effects from the addition of customers arriving from Oi which had a lower ARPU but was partially offset in 4Q22 as a result of the client base clean-up carried out in November of the silent lines that came from Oi. In 2022, Normalized MSR grew by 20.2% YoY, totaling R$ 19,644 million, explained by the dynamics mentioned above.

Performance breakdown for each mobile customer profile in 4Q22:

(i)	Prepaid Revenue increased by 29.4% YoY in 4Q22 and Prepaid ARPU reached R$ 13.7 (up by 1.8% YoY). This performance was a result of: (i) additional revenue from the new lines acquired from Oi; (ii) changes in offers and tariffs implemented during the year; and (iii) payment of the government aid. These last two items contributed to the increase in client consumption levels, which was partially affected by the cannibalization effects caused by the adjustments made to the plans due to the reduction in the ICMS rate. In 2022, Prepaid Revenue grew by 21.3% YoY.
(ii)	Postpaid Revenue increased by 21.3% YoY in 4Q22, with Postpaid ARPU reaching the level of R$ 38.2 (-3.9% YoY). This dynamic is explained by the net effect of the following factors: (i) additional revenues resulting from the incorporation of Oi's customers; (ii) price adjustment applied to the entire postpaid base, mainly in 2Q22 – partially affected by the already expected impact on the retention of customers dissatisfied with the new plan prices; and (iii) price reduction over plans due to a lower ICMS rate. In 2022, Postpaid Revenue increased by 19.4% YoY.

Interconnection Revenue (ITX) dropped 16.3% YoY in the 4Q22 and 15.6% YoY in 2022, as a consequence of the reduction in incoming traffic during the year. The incidence of VU-M in the Net Service Revenue was 1.7% in the quarter and 1.9% in the year.

Customer Platform Revenue totaled R$ 50.9 million in 4Q22, up by 38.8% YoY, and the total for the year was R$ 188.1 million (+57.4% YoY). These performances are result of the contribution of mobile advertising initiatives and digital services partnerships.

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Normalized[1] Other Revenues registered an increase of 14.2% YoY in 4Q22 and 17.6% YoY in 2022. These performances are explained by the growth in revenue generated by network sharing and swap contracts, reflecting the Company's strategy to expand fiber transport infrastructure (backbone and backhaul) with greater efficiency in capital allocation (Capex and Opex).

Breakdown of the Fixed Segment (net of taxes and deductions):

In 4Q22, Fixed Service Revenue totaled R$ 323 million, up by 9.1% YoY in the quarter. In the year, this line totaled R$ 1,234 million, increasing by 7.6% YoY.

TIM UltraFibra (formerly TIM Live), the main fixed revenue line, grew by 10.3% YoY in 4Q22, with ARPU of R$ 95.0 in the quarter (+4.3% YoY). This performance was due to the following strategies: (i) ongoing migration from FTTC to FTTH, focused on customer retention due to their perception of better quality; and (ii) customer profitability through a service portfolio that offers higher value services for users and higher added value for the Company – in December, 73% of the customer base had plans with speed equivalent or superior to 150 Mbps. In 2022, this line reported a growth of 10.7% YoY, explained by the same dynamics of the quarter.

[1] Other Revenues line had a non-recurring impact of R$ 49.6 million in 4Q22, referring to the temporary inefficiency effect of PIS/COFINS as a result of the contract between TIM S.A. and Cozani.

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OPERATING COSTS AND EXPENSES

Operating Expenses impacted by Oi transaction since May and by the new cost line from I-Systems

* Operating costs normalized by: expenses with the price adjustment from the sale of control of I-Systems (+R$ 1.9 million in 4Q22 and +R$ 14.6 million in 3Q22), expenses with specialized legal and administrative services (+R$ 8.3 million in 4Q22, +R$ 8.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22, +R$ 34.8 million in 4Q21, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting services within the scope of the projects of acquisition of Oi Mobile and clients migration (+R$ 25.2 million in 4Q22, +R$ 15.4 million in 3Q22 and +R$ 4.3 million in 4Q21), PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani (-R$ 13.5 million in 4Q22), expenses with FUST/FUNTEL within the scope of the intercompany contract with Cozani (+R$ 7.1 million in 4Q22), payroll expenses also related to the acquisition of Oi's mobile assets (+R$ 11.8 million in 1Q22) and the sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21).

Normalized Operating Costs and Expenses totaled R$ 2,944 million in 4Q22, up by 25.2% YoY. Opex was mainly impacted by: (i) additional costs that were incorporated after the closing of the acquisition of Oi Mobile, such as 3 months of TSA – Temporary Service Agreement[2], as well as expenses related to a larger customer and infrastructure base; and (ii) rental expenses for I-Systems[3]. In 2022, this line totaled R$ 11,344 million, growing by 21.7% YoY. Excluding the impacts from I-Systems, this line would have increased by 23.5% YoY in the quarter, and by 18.8% YoY in the year.

Reported Operating Costs and Expenses reached R$ 2,973 million in 4Q22, up by 85.0% YoY, due to a comparative base that was affected by the positive effect related to the sale of 51% of the company I-Systems, occurred in November 2021, which was booked reducing costs by around R$ 780 million. In the year, the line reached R$ 11,482 million, up by 33.5% YoY, impacted by the same effect mentioned above.

[2] The Temporary Service Agreement (“TSA”) is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center (”NOC”) within the scope of the acquisition of Oi’s mobile assets. The TSA has a 12-month term and was adjusted to exclude recharging services.

[3] I-Systems was created in partnership with IHS Brasil, in November 2021, as an open provider of fiber-optic infrastructure. The transaction included the selling of a 51% control to the new partner upon payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash balance.

8

Breakdown of Normalized Costs and Expenses Performance:

Personnel Costs grew by 19.6% YoY in the quarter, in line with the growth reported in the same period of the previous year. This line was impacted by: (i) effects related to the provision for employee’s profit sharing in the Company’s results, significantly impacting the costs of the quarter; and (ii) inflation effects on wages, bonuses and incentives. In 2022, the recorded total normalized[4] growth was 12.4% YoY, explained for the same reasons as above.

Commercialization and Advertising line, one of the most affected by the acquisition of Oi's mobile assets, increased by 30.4% YoY in 4Q22. This performance reflects: (i) higher expenses related to the management of the customer base (billing, collection, and services) and “Fistel installation” expenses, both resulting from the migration of customers from Oi; (ii) TSA costs with Oi (R$ 73 million); and (iii) higher advertising expenses, reflecting the seasonal effect in the period due to Black Friday and the year-end holidays season. In the year, this line increased by 24.1% YoY, impacted by the reasons mentioned above.

The Normalized[5] Network and Interconnection group grew by 32.9% YoY in the quarter, mainly due to: (i) higher costs related to the last mile infrastructure rental from I-Systems ; (ii) higher expenses related to the new sites incorporated within the acquisition of Oi’s mobile assets; (iii) higher expenses with content providers (Value-Added Service); and (iv) higher costs with the network maintenance and consulting services. In 2022, this line grew by 29.9% YoY, explained by the reasons pointed out above and by an increase in the international roaming line.

Normalized[6] General and Administrative (G&A) Expenses increased by 10.0% YoY in 4Q22, performance explained by: (i) higher expenses related to the systemic integration of new customers from Oi into TIM's structure; and (ii) higher expenses related to the Journey to the Cloud project (migration of IT infrastructure to the cloud). In 2022, the recorded growth was 18.5% YoY, due to the already mentioned effects and due to a lower 2021 comparative base.

Cost of Goods Sold (COGS) increased by 15.6% YoY in 4Q22, following the dynamics of handset revenue with a greater mix for product sales and improved handset sales performance due to Black Friday and Christmas offers. In the year, this cost line increased by 19.1% YoY, once again following the dynamics of handset revenues, as described above.

In the quarter, Provisions for Doubtful Accounts (Bad Debt) grew by 33.1% YoY, totaling R$ 156 million. The line continues to suffer the impact of a larger revenue base exposed to defaults, with the increase in the postpaid base, due to the incorporation of clients coming from Oi. Despite these factors, the Bad Debt over Gross Revenue ratio stood below 2% in 4Q22, showing the Company's efficiency in its strategy for customer acquisition, collection, and recovery of overdue amounts. In 2022, Bad Debt increased by 15.0% YoY, impacted by the same elements described in the quarter, although with inferior intensity level.

[4] The Personnel costs line had a non-recurring impact of R$ 11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.

[5] The Network and Interconnection line had non-recurring impacts of R$ 25.2 million in 4Q22, R$ 15.4 million in 3Q22 and R$ 4.3 million in 4Q21, referring to consulting services within the scope of the migration project for customers arriving from Oi, and of -R$ 13.5 million in 4Q22, referring to the PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani.

[6] The General and Administrative Expenses line was impacted by non-recurring items, in the amount of R$ 8.3 million in 4Q22, R$ 8.6 million in 3Q22, R$ 50.3 million in 2Q22, R$ 8.4 million in 1Q22, R$ 34.8 million in 4Q21, R$ 7.7 million in 3Q21 and R$ 13.7 million in 2Q21, related to expenses with specialized legal and administrative services for the acquisition/restructuring of Oi’s mobile assets and I-Systems projects.

9

Normalized[7] Other Operating Expenses (Revenues) decreased by 22.9% YoY in 4Q22 and by 21.0% YoY in 2022, explained by the revenue generated from the sale of lands and buildings in October 2022, which partially offset: (i) the increase in expenses with labor and tax contingencies; and (ii) higher FUST/FUNTEL expense levels in the quarter.

FROM EBITDA TO NET INCOME

EBITDA boosted by the organic revenue growth and M&A consolidation

DESCRIPTION	4Q22	4Q21	% YoY	3Q22	% QoQ	2022	2021	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**2,930**	**2,449**	**19.6%**	**2,697**	**8.6%**	**10,236**	**8,738**	**17.2%**
Normalized* EBITDA Margin	49.9%	51.0%	-1.1p.p.	48.1%	1.8p.p.	47.4%	48.4%	-1.0p.p.
Depreciation & Amortization	**(1,858)**	**(1,436)**	**29.4%**	**(1,880)**	**-1.2%**	**(6,827)**	**(5,692)**	**19.9%**
Depreciation	(1,363)	(1,014)	34.5%	(1,394)	-2.2%	(4,970)	(3,952)	25.8%
Amortization	(496)	(422)	17.3%	(487)	1.8%	(1,857)	(1,740)	6.7%
Equity in Earnings	**(23)**	**-**	**n.a.**	**(16)**	**38.7%**	**(62)**	**(12)**	**432.2%**
Normalized* EBIT	**1,049**	**1,002**	**4.7%**	**800**	**31.1%**	**3,348**	**3,034**	**10.3%**
Normalized* EBIT Margin	17.9%	20.9%	-3.0p.p.	14.3%	3.6p.p.	15.5%	16.8%	-1.3p.p.
Normalized Net Financial Results	**(350)**	**(180)**	**94.3%**	**(402)**	**-12.9%**	**(1,439)**	**(653)**	**120.4%**
Financial expenses	(672)	(560)	20.1%	(667)	0.8%	(2,763)	(1,745)	58.3%
Financial income	327	378	-13.4%	260	26.0%	1,319	1,092	20.8%
Net exchange variation	(5)	2	n.a.	5	n.a.	5	1	659.6%
Normalized* EBT	**699**	**822**	**-14.9%**	**398**	**75.5%**	**1,909**	**2,381**	**-19.9%**
Normalized* Income tax and social contribution	(109)	(54)	104.2%	75	n.a.	(114)	(182)	-37.3%
Normalized* Net Income	**590**	**768**	**-23.2%**	**473**	**24.7%**	**1,795**	**2,200**	**-18.4%**
Total Normalized Items	(52)	247	n.a.	(25)	103.5%	(124)	757	n.a.
Reported (R$ million)								
Reported EBITDA	**2,852**	**3,192**	**-10.7%**	**2,658**	**7.3%**	**10,049**	**9,459**	**6.2%**
Reported EBITDA Margin	49.0%	66.5%	-17.5p.p.	47.4%	1.6p.p.	46.7%	52.4%	-5.7p.p.
Reported EBIT	**971**	**1,745**	**-44.4%**	**762**	**27.4%**	**3,160**	**3,756**	**-15.9%**
EBIT Margin	16.7%	36.4%	-19.7p.p.	13.6%	3.1p.p.	14.7%	20.8%	-6.1p.p.
Net Financial Results	**(350)**	**(180)**	**94.3%**	**(402)**	**-12.9%**	**(1,439)**	**(653)**	**120.4%**
Income before taxes	**621**	**1,565**	**-60.3%**	**360**	**72.5%**	**1,721**	**3,103**	**-44.5%**
Income tax and social contribution	(83)	(549)	-85.0%	88	n.a.	(50)	(146)	-65.7%
Reported Net Income	**538**	**1,015**	**-47.0%**	**448**	**20.2%**	**1,671**	**2,957**	**-43.5%**

* EBITDA normalized according to the items described in the Revenue section (+R$ 49.6 million in 4Q22) and Costs section (+R$ 28.9 million in 4Q22, +R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, -R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, and +R$ 13.7 million in 2Q21). Net Income normalized according to the items described in the Revenue and Costs sections, as mentioned above, and by non-recurring items in the Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$ 14.7 million in 4Q22), impact caused by deferred and current taxes on revenue generated by the I-Systems transaction (+R$ 509.2 million in 4Q21) and by other tax effects (-R$ 12.0 million in 4Q22, -R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21, and -R$ 4.6 million in 2Q21).

[7] The Other Operating Expenses (Revenues) line was impacted by non-recurring items in the amount of R$ 1.9 million in 4Q22 and R$ 14.6 million in 3Q22, referring to the price adjustment from the sale of control of I-Systems, R$ 7.1 million in 4Q22, referring to expenses with FUST/FUNTEL within the scope of the intercompany contract with Cozani and -R$ 782.2 million in 4Q21, related to the sale of the control over the investment in the company I-Systems.

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EBITDA[8] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$ 2,930 million in 4Q22, up by 19.6% YoY, mainly driven by Service Revenue. Normalized EBITDA Margin reached 49.9%, down by 1.1 p.p. vs. the same period in 2021, although maintaining a high level even with the impacts from I-Systems and the TSA. Excluding the effects associated to the rental of the I-Systems network, Normalized EBITDA totaled R$ 3,010 million in the quarter, with a Normalized EBITDA Margin of 51.2%.

In 2022, Normalized EBITDA grew by 17.2% YoY, reaching R$ 10,236 million, with an EBITDA Margin of 47.4% YoY (-1.0 p.p. vs. 2021). As described above, the operating performance of Services Revenue and the incorporation of Oi Mobile's customers were the factors that mainly contributed to the growth of this line, even amidst a macroeconomic environment with high inflation during most of the year.

Returning the effects from leasing into EBITDA, Normalized EBITDA-AL (“After Lease”) totaled R$ 2,137 million in 4Q22, up by 11.0% YoY. In 2022, this indicator reached R$ 7,413 million, increasing by 9.5% YoY.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line increased by 29.4% YoY in 4Q22, and by 19.9% YoY in 2022, being one of the lines most affected by the acquisition of Oi’s mobile assets in the year. In the quarter, this line was mainly comprised of: (i) R$ 623 million in Depreciation related to Lease IFRS 16, of which R$ 265 million are related to the addition of 7,200 sites acquired from Oi; and (ii) R$ 60 million in Amortization related to the acquisition of the 49 MHz spectrum from Oi.

Normalized EBIT rose 4.7% Y/Y in 4Q22 and 10.3% Y/Y in 2022, reflecting EBITDA performance and higher pressure from the D&A line.

[8] EBITDA normalized according to the items described in the “Operating Revenue” section and “Operating Costs and Expenses” section.

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NET FINANCIAL RESULT

Net Financial Result was negative by R$ 350 million in 4Q22, deteriorating by R$ 170 million from 4Q21, but improved in comparison with the previous two quarters (+R$ 52 million vs. 3Q22). In the YoY comparison, this result can be mainly explained by: (i) higher interest on leases, arising from the lease agreements of the 7,200 sites acquired through the Oi transaction (R$ 93.1 million in 4Q22); (ii) higher Selic interest rate in 2022; and (iii) a more leveraged balance sheet, at controlled levels, with the completion of the Oi acquisition.

In 2022, Net Financial Result came in as a negative R$ 1,439 million, deteriorating by R$ 786 million in the annual comparison, mainly due to the impacts mentioned above, as well as lower revenue from the accounting of mark-to-market on the potential subscription bonus related to the C6 bank’s share capital recorded during the year compared to the amounts recorded in 2021 (Note 39 of the Financial Statements).

INCOME TAX AND SOCIAL CONTRIBUTION

In the Normalized[9] view, the Income Tax and Social Contribution (“IR/CSLL”) was -R$ 109 million in 4Q22 vs. -R$ 54 million in 4Q21, with an effective tax rate of -15.6% in 4Q22 vs. -6.5% in 4Q21, mainly explained by the impacts over deferred taxes related to Cozani's assets. In the year, the IR/CSLL totaled -R$ 114 million vs. -R$ 182 million in 2021. The effective tax rate was -6.0% in 2022 vs. -7.6% in 2021.

In the Reported view, the IR/CSLL totaled -R$ 83 million in 4Q22 vs. -R$ 549 million in 4Q21. This improvement in the current quarter is basically explained by non-recurring effects related to the I-Systems transaction (incidence of deferred and current taxes over the revenue generated by the sale) in the amount of -R$ 509.2 million recorded in 4Q21 (Note 1 of the Financial Statements).

[9] The Income Tax and Social Contribution line was impacted by a non-recurring item in the amount of R$ -R$ 14.7 million in 4Q22, referring to tax credits related to the intercompany contract with Cozani, R$ 509.2 million in 4Q21, caused by deferred and current taxes on revenue generated by the I-Systems transaction, and -R$ 12.0 million in 4Q22, -R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21, and -R$ 4.6 million in 2Q21, referring to other tax effects.

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NET INCOME[10]

Normalized Net Income at the end of 4Q22 totaled R$ 590 million, reducing by 23.2% from 4Q21, while Normalized Earnings per Share (EPS) was R$ 0.24 for the quarter, compared to R$ 0.32 in 4Q21. In 2022, Normalized Net Income totaled R$ 1,795 million, down by 18.4% YoY, and Normalized EPS was R$ 0.74 for the year, compared to R$ 0.91 in 2021.

CASH FLOW, DEBT, AND CAPEX

* EBITDA normalized according to the items described in the Revenue section (+R$ 49.6 million in 4Q22) and Costs section (+R$ 28.9 million in 4Q22, +R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, -R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, and +R$ 13.7 million in 2Q21).

** Normalized Capex excludes the impacts from the acquisition of licenses in the frequency auction in 2021 (R$ 3,585 million in 4Q21).

At the end of 4Q22, Normalized EBITDA (-) Capex totaled R$ 1,555 million, a 30.3% YoY increase due to the EBITDA expansion, as indicated above, surpassing the increase on Capex. Thus, the Normalized EBITDA (-) Capex over Normalized Net Revenue indicator in the quarter was 26.5%. In the year, Normalized EBITDA (-) Capex was up 26.4% YoY, totaling R$ 5,506 million, and Normalized EBITDA (-) Capex over Normalized Net Revenue was 25.5%. Excluding the effects of leases, Normalized EBITDA-AL (-) Capex totaled R$ 762 million in 4Q22, a growth of 13.6% YoY, and R$ 2,682 million in 2022, an increase of 12.5% YoY.

At the end of 4Q22, the Normalized[11] Operating Free Cash Flow (OFCF) totaled R$ 2,253 million, representing a growth of 28.0% over 4Q21, largely explained by the growth dynamics of EBITDA (-) Capex as mentioned above. For the full year, the Normalized OFCF totaled R$ 6,913 million with a growth of 27.8% vs. 2021.

Returning the non-recurring effects, the OFCF totaled R$ 1,988 million in 4Q22, down by 19.1% YoY. This result was due to a less favorable annual comparative basis, since in 4Q21 the Company recorded a non-recurring impact that was largely related to the amount received by the sale of 51% of I-Systems' capital, in the amount of R$ 743.1 million. In 2022, the OFCF totaled R$ 4,179 million, down by 31.3% YoY, being impacted by the same comparative base effect mentioned above and by the payments of the installments related to 5G auction obligations throughout the year.

[10] Net Income normalized according to items described in the “From EBITDA to Net Income” section.

[11] Operating Free Cash Flow normalized according to the items described in the “From EBITDA to Net Income” section and excluding payments related to the acquired licenses of the frequency auction.

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CAPEX

* Normalized Capex excludes the impacts from the acquisition of licenses in the frequency auction in 2021 (R$ 3,585 million in 4Q21).

Normalized Capex totaled R$ 1,375 million in 4Q22, of which R$ 998 million was related to Network and R$ 377 million was used in IT and other investments. In the annual comparison, Normalized Capex increased by 9.6% YoY due to the expected costs arising from the integration of assets acquired from Oi and the implementation and expansion of 5G across the country. In the period, the Normalized Capex over Normalized Net Revenue ratio reached 23.4%, down by 2.7 p.p. over 4Q21. In 2022, Normalized Capex totaled R$ 4,730 million, up by 8.0% YoY, due to the same factors described above, corresponding to 21.9% of Normalized Net Revenue in the year (-2.3 p.p. YoY).

WORKING CAPITAL AND INCOME TAX VARIATION

In 4Q22, the Working Capital and Income Tax Variation was positive by R$ 512 million, down by 1.6% YoY, mainly impacted by the payments related to the 5G auction in the quarter: (i) R$ 134 million related to the 2nd installment of the EACE; and (ii) R$ 52 million related to the 2nd installment of the acquisition of the right-of-use of the radio frequencies. In addition, the line was also impacted by the recognition of the deposit in escrow made by the Company in the context of the arbitration procedure filed against Oi (R$ 670 million in October). These impacts were partially offset by stronger operational dynamics in the period, as mentioned in previous items. In the year, the Working Capital and Income Tax Variation was also affected by the payment of other 5G obligations (EAF fully paid in the amount of R$ 2,223 million and the 1st installment of the EACE in the amount of R$ 137 million) and also by the payment to Oi as TSA remuneration (in the amount of R$ 251 million paid in April).

The payment of the TFF rate for 2022 (R$ 362 million), which is a component of the Fistel tax, continues suspended, as well as for 2020 (R$ 490 million) and 2021 (R$ 480 million), and no payment date has been established, therefore benefiting our Working Capital dynamics. In addition, in 2022, a recognition of R$ 163 million in default interest on Fistel (TFF) amounts for the years 2020, 2021 and 2022 was made with suspended payment by preliminary injunction (Note 22 of the Financial Statements).

14

DEBT AND CASH

Debt Profile

Total Debt (post-hedge) totaled R$ 18,575 million at the end of 2022, increasing by R$ 5,055 million YoY. The total amount includes the recognition of finance leases from the acquisition of Oi’s mobile assets, in a total amount of approximately R$ 2.9 billion. In the quarter, the Company also disbursed a portion of a credit line already available with the BNDES (Finem), in the amount of R$ 319 million and at a cost of TJLP+1.95%, with a term of 2.8 years.

At the end of 2022, the amount of financings (post-hedge) totaled R$ 5,086 million. The average cost of debt, excluding leases and licenses related to the 5G auction, was 14.2% p.a. (103.69% of the CDI) in the quarter, higher when compared to the cost of 9.5% p.a. (116.35% of the CDI) in 4Q21, mainly impacted by the increase in the DI rate in the second half of 2022.

At the end of the quarter, the Company’s Cash and Securities balance totaled R$ 4,739 million, down by R$ 5,057 million YoY, mainly due to the acquisition of Oi’s mobile assets in 2Q22, and the payment of installments related to the acquisition of frequencies in the 2021 5G spectrum auction (full payment of the EAF installments and payments of the EACE installments and 5G license for 2022). It is worth noting that, in October 2022, the Company made an escrow deposit of R$ 670 million related to the discussion on the price adjustment of the acquisition of Oi Mobile.

15

The average financial yield reached 14.2% p.a. (104.09% of CDI) in 4Q22, up by 5.5 p.p. from 4Q21, due to a rise in the basic interest rate.

16

OPERATING AND MARKETING PERFORMANCE

MOBILE SEGMENT:

2022 was marked by the incorporation of customers acquired from Oi Mobile and, as a result, TIM had a total of 62.5 million mobile lines at the end of 4Q22, a 20.0% YoY increased over 4Q21 (reaching a market share of 24.8%). The effective migration of these new Oi customers, which began in August 2022, totaled 8.7 million migrated clients at the end of January 2023, of which 7.8 million in the Prepaid[12] segment and approximately 900k in Postpaid11. The integration and subsequent disconnection of inactive customers from Oi Mobile in TIM's client base impacted both Postpaid and Prepaid segments. In the quarter, the Company disconnected 1.4 million inactive postpaid clients and 3.7 million inactive prepaid clients that migrated from the Oi customer base.

In 4Q22, the Postpaid segment had 27.2 million lines (+19.2% YoY) – maintaining this segment’s customer base flat in the annual comparison (44%).

Human Postpaid (ex-M2M) reached 22.9 million lines in 4Q22 (+21.4% YoY). The M2M base reached 4.3 million lines in the quarter (+8.6% YoY).

In 4Q22, the Prepaid client base reached 35.2 lines (+20.7% YoY).

[12] Prepaid and Postpaid distribution based on Company’s internal data.

17

FIXED SEGMENT:

At the end of the year, TIM UltraFibra recorded a base of 716 thousand connections, sustaining its growth pace (+4.6% YoY). In the quarter, the FTTH base continued to expand, increasing by 37.5% over the previous year. The transition to fiber remained constant during the year and higher value plans, with band speeds above 100 Mbps, continued to gain relevance in the broadband portfolio (representing 77% of the total base). Another positive highlight was the voluntary churn, which continued to decrease (-1.5 p.p. YoY in the quarter).

18

CUSTOMER PLATFORM AND MOBILE ADVERTISING

Since 2020, TIM has been developing strategies to increase the solutions ecosystem for its customer base and to expand and diversify the Company’s value creation sources, including a Customer Platform, which aims to monetize the Company’s customer base and increase client loyalty by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i)	Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (“TIM’s Official Bank”, “TIM’s Official Digital Graduation”, etc.), and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate with clients in all touch points, including Meu TIM, Call Centers, Stores, E-Commerce, and add the partnership within TIM's core telecom offers to the market. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the success of the partnership and is comprised of a CAC fee, in R$, and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and a higher market valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 550 data points per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 34 million customers with Opt Ins, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif, and mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In this third quarter, we had over 5 million TIM users engaged in our advertising campaigns.

19

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract’s term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

By the end of the year, the partnership with C6 had achieved another record of accounts created and TIM reached a potential indirect accumulated equity stake of 5.52% in the C6 bank’s share capital.

Even with the project’s success, differences between the partners resulted in the opening of an Arbitration Procedure, in 2021, which remains open, as described in Note 39 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses - which is in line with a strategy aimed at generating professional knowledge, providing employability, and encouraging free courses to its users.

As in the partnership with C6, TIM’s remuneration is a commission and equity interest in Ampli, which may reach up to 30% of its share capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the eligible subscription rights will be calculated annually.

At the end of the year, the partnership reached over 32k users enrolled in undergraduate and graduate. As for open professional courses, 235k enrollment subscriptions have been made since the beginning of the partnership. In addition, we reached more than 13 million accesses on the partnership website.

20

DIGITAL CONTENT AND SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to digital solutions for the end consumer. EXA began to offer reading solutions to TIM’s customers directly in their plans through the Ayabook and Aya Minibooks applications (access to digital books) and through Bancah (access to several Brazilian newspapers and magazines). With that, more than 40 million TIM customers can benefit from these services.

INFRASTRUCTURE

The year of 2022 was also marked as yet another period in which TIM reinforced its commitment to expand services and to continue improving its quality standards, ensuring its clients a better user experience and increasing its coverage levels.

[13] Report published by Opensignal in January 2023 (click here).

21

Below are the evolution details of our mobile and fixed networks:

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Limeira (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF), Gama (DF) and Guará (DF).

** The amounts for homes passed were adjusted after a change in recognition methodology, in which the retroactive values were also adjusted.

22

ENVIRONMENTAL, SOCIAL & GOVERNANCE

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG’s ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

With the commitment to give transparency to the evolution of the goals established in the ESG Plan 2022-24, TIM presents the results obtained at the end of the 4th quarter:

Environmental		2022 Results
	Being a Carbon Neutral company (scopes 1 and 2)*	0**	2030
	Zero the scope 2 indirect emissions*	0	2025
	Maintain 100% of energy consumption from renewable sources	100%
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)	+127%
	Recycle at least 95% of solid waste	73%	2023

Social		2022 Results
	Maintain the level of employee engagement at least 80%	86%	2023
	Reach 40% of black people in the workforce	37.3%
	Have 35% women in leadership positions	34.4%
	Train 99% of employees in ESG culture	99%
	Train over 5,000 employees in digital skills	4,015
	Bringing 4G connectivity to all municipalities in Brazil	96%

Governance		2022 Results
	Reduce customer complaints by 50%***	-50%	2023
	Maintain TIM on the Novo Mercado, Pró-Ética and ISE-B3	Maintained
	Maintain certifications ISO 14001, ISO 900 and ISO 37001	Maintained
	Get the certification ISO 27001	Obtained	2022

* Base year 2019

** TIM incorporated Non-Kyoto fugitive emissions into the calculation of Scope 1 emissions of the carbon neutral target, making its emissions monitoring even more rigorous. Scope 1 and 2 emissions totaled a 84% reduction in 2022, compared to the base year 2019. The goal for 2030 is to reduce by 100% the amount of emissions relative to the 2019 base year. In 2022, with the purchase of carbon credits, TIM managed to neutralize its emissions in the year, a result represented in the chart by the number "0" ("zero").

*** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, including Oi Móvel customers who have already been migrated to TIM's customer base.

ENVIRONMENTAL

o	At the end of 4th quarter, TIM's energy consumption was 666,329 MWh. Of this total, almost half came from the Company's self-generation of renewable energy, under the Distributed Generation Project, which has 53 solar, hydro and biogas plants. With the acquisition of renewable energy certificates for consumption in the National Interconnected System, TIM reached the 100% renewable energy mark. It is worth noting that since 2019, the share of distributed generation (self-generation by plants) in TIM's energy matrix rose from 6% to 47%;
o	Data traffic eco-efficiency (bit/Joule) increased by 127%, a result of the search for energy use efficiency, even in the face of increasing data consumption;

23

o	In December, TIM had 1,829 active biosites. These structures are similar to a common pole and, in addition to contributing to the reduction of antennas and towers, reducing the visual impact and occupation, they can add other functions, such as public lighting and security cameras;
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index;
o	Maintained a B rating on the CDP score in 2022;
o	In 2022, it aligned its approach to climate risks to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and joined the Science Based Target (SBTi) initiative as TIM Group, having its targets recognized as in line with climate science and approved.It has been ISO 14001 (Environmental Management System) certified since 2010.

SOCIAL

o	The Academic Working Capital (AWC), TIM Institute's entrepreneurial education program for college students, resumed its in-person model and ended its 7th edition in December, with the participation of more than 50 students from various regions of the country. The projects were presented at the Investment Fair, held in partnership with Fundação Armando Alvares Penteado (FAAP), through the FAAP Business Hub, in São Paulo. Since 2015, the program has supported more than 480 young people and launched more than 80 startups;
o	The TIM Institute, in partnership with the One By One NGO, developed the Exponential Education, a technological education project aimed at children, young people and their families in situations of social vulnerability, assisted by the NGO. In 2022, 70 students completed the course, 63% of whom are women;
o	TIM reached 96% 4G coverage in Brazilian municipalities by the end of 2022 and in January 2023 became the first operator with 100% national presence with 2G, 3G and 4G coverage. In addition, the Company is a leader in agribusiness coverage, with 12 million hectares covered by 4G, benefiting more than one million people, in 485 municipalities in 12 states;
o	In 2021, TIM became the first Brazilian operator to be part of the Refinitiv Diversity & Inclusion Index, occupying the first position in Telecom globally, a highlight it maintained in 2022. In addition, also for the second consecutive year, it was selected to be one of the 16 Brazilian companies included in the Bloomberg Gender Equality Index (GEI Bloomberg), which brings together more than 400 companies from 45 countries, among them only 16 Brazilian companies;
o	It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);
o	It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls, and the Business and LGBTI+ Rights Forum;
o	It was recognized as one of the best companies to work for in Brazil (Great Place To Work – GPTW) and was selected to be part of B3's GPTW Index.

24

GOVERNANCE

o	TIM reached the mark of 15 consecutive years in B3's Corporate Sustainability Index. The operator is the telecommunications company for the longest consecutive years in the portfolio made up of companies committed to environmental, social and governance premises;
o	For the second consecutive year, the company was selected by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI), to become a member of the Sustainability Yearbook, which selects the best performing companies in the process of submission to the DJSI (Corporate Sustainability Assessment) questionnaire;
o	TIM received the Gold Seal from the EcoVadis platform, ranking among the top 5% of companies in sustainability management in the telecom sector worldwide. The institution is one of the largest providers of corporate sustainability assessments, with more than 100 thousand companies assessed globally;
o	In 2022, TIM renewed its materiality matrix considering new trends, which consider impacts from both financial and socio-environmental perspectives, the so-called double materiality. At the end of the process, eight material themes were identified for TIM: Innovation and Technology; Digital Inclusion and Connectivity; Data Privacy and Security; Energy Efficiency; Quality of Services; Health, Well-being and Safety; Ethics, Integrity and Compliance; and Transparency and Relationship with Stakeholders;
o	In 2022, TIM achieved ISO 27001 certification, an international standard that describes best practices for information security management and the management and reduction of cybersecurity risk;
o	In compliance with the goal of halving the number of customer complaints at Anatel, compared to 2019, TIM achieved a 50% reduction by December 2022;
o	Winner in the two main categories of the Reclame Aqui 2022 Award, which highlights the companies with the best service in Brazil on the platform, being elected "Best Service" and "Company that most evolved";
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	For the second time in a row and the only Telecom company in the country to integrate the list of Pro-Ethical Companies from the Office of the Comptroller General (“CGU”);
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the fourth quarter (“4Q22”) and to the full year of 2022, except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

Attachments

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

26

ATTACHMENT 1 – TIM S.A.

Balance Sheet

DESCRIPTION	4Q22	4Q21	% YoY	3Q22	% QoQ
R$ million					
ASSETS	**56,408**	**49,819**	**13.2%**	**54,688**	**3.1%**
CURRENT ASSETS	**10,364**	**15,398**	**-32.7%**	**9,341**	**11.0%**
Cash and cash equivalents	2,549	5,229	-51.3%	2,296	11.0%
Marketable securities	2,191	4,568	-52.0%	1,407	55.7%
Trade accounts receivable	3,421	3,067	11.5%	3,372	1.5%
Inventories	236	203	16.6%	278	-15.1%
Recoverable indirect taxes, fees and contributions	472	355	33.2%	422	12.0%
Recoverable direct taxes, fees and contributions	721	1,312	-45.1%	624	15.6%
Prepaid expenses	279	275	1.3%	510	-45.4%
Derivative financial instruments	239	134	78.1%	168	42.5%
Leases	31	30	1.9%	32	-3.2%
Other assets	226	226	0.1%	233	-2.9%
NONCURRENT	**46,044**	**34,421**	**33.8%**	**45,347**	**1.5%**
Noncurrent assets	**5,426**	**3,926**	**38.2%**	**4,733**	**14.6%**
Marketable securities	13	12	12.4%	12	10.2%
Accounts receivable	239	186	28.1%	234	2.1%
Indirect recoverable taxes	895	905	-1.1%	863	3.7%
Direct recoverable taxes	518	730	-29.1%	781	-33.7%
Deferred income and social contribution taxes	1,368	537	154.7%	1,090	25.4%
Judicial deposits	1,378	719	91.7%	685	101.2%
Prepaid expenses	80	83	-3.5%	86	-6.1%
Derivative financial instruments	662	522	27.0%	701	-5.5%
Leases	208	213	-2.4%	214	-2.8%
Other assets	65	19	245.9%	68	-3.6%
Permanent Assets	**40,618**	**30,495**	**33.2%**	**40,614**	**0.0%**
Investment	1,540	1,602	-3.8%	1,563	-1.4%
Property, plant and equipment	22,661	18,308	23.8%	23,102	-1.9%
Intangible assets	16,417	10,585	55.1%	15,949	2.9%
LIABILITIES	**56,408**	**49,819**	**13.2%**	**54,688**	**3.1%**
CURRENT LIABILITIES	**13,118**	**10,611**	**23.6%**	**10,326**	**27.0%**
Loans and financing	1,265	538	134.9%	159	695.9%
Derivative financial instruments	343	195	76.1%	389	-11.8%
Lease liabilities	2,257	1,270	77.8%	1,842	22.5%
Suppliers	4,237	3,267	29.7%	4,147	2.2%
Salaries and related charges	344	303	13.3%	320	7.4%
Indirect taxes, charges and contributions	2,094	1,419	47.6%	1,921	9.0%
Direct taxes, charges and contributions	262	245	7.0%	133	97.3%
Dividends and interest on shareholders' equity payable	661	534	24.0%	478	38.4%
Authorizations payable	508	2,630	-80.7%	511	-0.7%
Deferred revenues	265	197	34.6%	296	-10.3%
Other contractual obligations	748	-	n.a.	-	n.a.
Other liabilities	133	13	926.5%	130	2.1%
NON CURRENT LIABILITIES	**17,893**	**14,101**	**26.9%**	**19,066**	**-6.2%**
Loans and financing	3,705	3,307	12.0%	4,622	-19.8%
Derivative financial instruments	50	14	260.1%	31	60.3%
Lease liabilities	10,575	7,794	35.7%	10,791	-2.0%
Authorizations to pay	1,166	1,251	-6.8%	1,267	-8.0%
Indirect taxes, charges and contributions	4	3	14.1%	4	3.4%
Direct taxes, charges and contributions	10	13	-25.9%	11	-8.0%
Provision for legal and administrative proceedings	1,112	961	15.7%	1,063	4.6%
Pension plan and other postemployment benefits	6	6	-10.3%	6	-
Deferred revenues	667	689	-3.3%	647	3.0%
Other liabilities	599	62	866.5%	623	-3.8%
SHAREHOLDERS' EQUITY	**25,397**	**25,107**	**1.2%**	**25,296**	**0.4%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	409	402	1.7%	400	2.2%
Income reserves	11,515	11,237	2.5%	11,237	-
Equity valuation adjustments	(4)	(4)	-10.3%	(4)	-
Treasury stocks	(0)	(5)	-96.7%	(2)	-90.2%
Net Income for the period	-	-	n.a.	188	n.a.

27

ATTACHMENT 2 – TIM S.A.

Income Statement

* EBITDA normalized according to the items described in the Revenue section (+R$ 49.6 million in 4Q22) and Costs section (+R$ 28.9 million in 4Q22, +R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, -R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, and +R$ 13.7 million in 2Q21). Net Income normalized according to the items described in the Revenue and Costs sections, as mentioned above, and by non-recurring items in the Income Tax and Social Contribution (-R$ 26.7 million in 4Q22, -R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, +R$ 495.9 million in 4Q21, -R$ 526.8 million in 3Q21, and -R$ 4.6 million in 2Q21).

28

ATTACHMENT 3 – TIM S.A.

Cash Flow Statement

DESCRIPTION	4Q22	4Q21	% YoY	3Q22	% QoQ	2022	2021	% YoY
R$ million								
Initial Cash Balance	**2,296**	**4,068**	**-43.6%**	**1,199**	**91.5%**	5,229	2,575	103.0%
Earnings Before Taxes Normalized*	699	822	-14.9%	398	75.5%	1,909	2,381	-19.9%
Non recurring operating items	(79)	743	n.a.	(39)	103.5%	(188)	722	n.a.
Depreciation & Amortization	1,858	1,436	29.4%	1,880	-1.2%	6,827	5,692	19.9%
Equity in earnings	23	11.3	99.2%	16	38.7%	62	12	432.2%
Residual value of property, plant and equipment and intangible written off	(47)	42.0	n.a.	(37)	25.8%	(137)	52	n.a.
Gain on the sale transaction 51% I-Systems (former FiberCo)	–	(782.2)	-100.0%	–	n.a.	–	(782)	-100.0%
Interest on asset retirement obligation	12	0.8	1438.6%	6	97.4%	23	1	1462.0%
Provision for legal and administrative proceedings	63	55	14.3%	63	-0.5%	247	279	-11.3%
Monetary adjustments to deposits, administrative and legal proceedings	5	(4)	n.a.	7	-33.4%	92	(28)	n.a.
Interest, monetary and exchange variations of borrowings and other financial adjustments	146	81	79.7%	174	-15.8%	760	120	534.0%
Lease interest payable	376	246	52.6%	367	2.3%	1,333	858	55.3%
Lease interest receivable	(7)	3	n.a.	(7)	-0.3%	(28)	0	n.a.
Provision for expected credit losses	156	117	33.1%	173	-10.0%	626	545	15.0%
Long-term incentive plans	9	(0)	n.a.	(32)	n.a.	7	16	-56.6%
Decrease (increase) in operating assets	**(461)**	**(146)**	**215.7%**	**504**	**n.a.**	**(220)**	**248**	**n.a.**
Trade accounts receivable	(207)	(521)	-60.3%	(39)	429.1%	(628)	(583)	7.7%
Taxes and contributions recoverable	115	269	-57.1%	218	-47.2%	912	664	37.3%
Inventory	42	29	46.4%	2	1818.7%	(34)	44	n.a.
Prepaid expenses	237	(12)	n.a.	263	-9.9%	164	(135)	n.a.
Judicial deposit	(663)	19	n.a.	23	n.a.	(604)	216	n.a.
Other current assets	15	71	-78.8%	37	-58.6%	(31)	42	n.a.
Increase (decrease) in operating liabilities	**749**	**466**	**60.7%**	**(2)**	**n.a.**	**(1,884)**	**(22)**	**8298.2%**
Payroll and related charges	24	(22)	n.a.	35	-32.0%	40	36	13.5%
Suppliers	842	611	37.7%	161	424.3%	758	153	394.0%
Taxes, charges and contributions	153	(10)	n.a.	(168)	n.a.	103	367	-71.9%
Authorizations payable	(135)	(1)	11587.3%	18	n.a.	(2,379)	(9)	27547.6%
Payments for legal and administrative proceedings	(49)	(61)	-19.8%	(83)	-41.3%	(243)	(317)	-23.4%
Deferred revenues	(11)	(17)	-36.2%	(17)	-35.0%	(49)	(136)	-63.5%
Other current liabilities	(75)	(34)	119.3%	53	n.a.	(114)	(117)	-2.4%
Income tax and social contribution paid	–	31	n.a.	–	n.a.	–	(14)	-100.0%
Net Cash (used in) from operations	**3,502**	**3,123**	**12.1%**	**3,473**	**0.8%**	**9,429**	**10,078**	**-6.4%**
Capex**	(1,375)	(2,157)	-36.3%	(978)	40.7%	(4,730)	(5,284)	-10.5%
Marketable securities	(785)	(1,266)	-38.0%	(320)	145.4%	2,376	(2,502)	n.a.
Consideration for the acquisition of Cozani	(53)	–	n.a.	193	n.a.	(6,270)	–	n.a.
Cash from the sale of 51% I-Systems (former FiberCo)	–	1,096	n.a.	–	n.a.	–	1,096	n.a.
Others	7	(4)	n.a.	6	11.1%	4	–	n.a.
Net cash used in investment activities	**(2,205)**	**(2,331)**	**-5.4%**	**(1,291)**	**70.8%**	**(8,620)**	**(6,689)**	**28.9%**
New borrowing	319	390	-18.2%	–	n.a.	1,568	3,062	-48.8%
Repayment of borrowing	(64)	(48)	32.7%	(14)	346.8%	(565)	(1,711)	-67.0%
Interest paid - borrowing and financings	(64)	(44)	46.2%	(23)	183.7%	(158)	(79)	99.9%
Payment of financial lease	(398)	(319)	24.9%	(471)	-15.4%	(1,566)	(1,180)	32.8%
Interest paid - leases	(403)	(219)	83.9%	(336)	20.0%	(1,304)	(833)	56.6%
Derivative financial instruments	(170)	(23)	652.2%	(3)	4780.8%	(269)	216	n.a.
Dividends and interest on shareholder's equity paid	(266)	(212)	25.5%	(266)	-0.2%	(1,199)	(1,043)	15.0%
Others	1	0	804.8%	28	-94.7%	5	(11)	n.a.
Net cash used in financing activities	**(1,044)**	**369**	**n.a.**	**(1,085)**	**-3.8%**	**(3,489)**	**(735)**	**374.5%**
Cash Flow	**253**	**1,161**	**-78.2%**	**1,097**	**-76.9%**	**(2,680)**	**2,653**	**n.a.**
Final Cash Balance	**2,549**	**5,229**	**-51.3%**	**2,296**	**11.0%**	**2,549**	**5,229**	**-51.3%**

* EBT normalized according to the items described in the Revenue section (+R$ 49.6 million in 4Q22) and Costs section (+R$ 28.9 million in 4Q22, +R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, -R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, and +R$ 13.7 million in 2Q21).

** Effects of 5G acquisition with no cash impact (Note 42 of the Financial Statements).

29

ATTACHMENT 4 – TIM S.A.

Operating Indicators

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer